SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

CAREGUIDE, INC.

(Name of the Issuer)

CareGuide, Inc.

Psilos Group Partners II, L.P.

Psilos Group Partners, L.P.

Psilos/Careguide Investment, L.P.

Derace Schaffer

John Pappajohn

Essex Woodlands Health Ventures IV, L.P.

Essex Woodlands Health Ventures V, L.P.

Hickory Venture Capital Corporation

(Names of Persons Filing Statement)

Common Stock, $0.01 per share

(Title of Class of Securities)

702915109

(CUSIP Number of Class of Securities)

Chris E. Paterson

Chief Executive Officer

CareGuide, Inc.

4401 N.W. 124th Avenue

Coral Springs, Florida 33065

(954) 796-3714

(Name, Address and Telephone Number of Persons Authorized to Receive

Notice and Communications on Behalf of Persons Filing Statement)

Copies to:

Darren K. DeStefano, Esq. Cooley Godward Kronish LLP One Freedom Square, Reston Town Center 11951 Freedom Drive Reston, VA 20190-5656 (703) 456-8000	Christopher P. Giordano DLA Piper US LLP 1251 Avenue of the Americas New York, NY 10020-1104 (212) 335-4500

This statement is filed in connection with (check the appropriate box):

☒                                  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3 (c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:	☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$1,066,346.12	$213.27

*                                       For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $1,066,346.12 by the Issuer in lieu of fractional shares immediately following a 1-for-100,000 reverse stock split to holders of fewer than 100,000 shares of the Issuer’s common stock prior to the reverse stock split.  The aggregate cash payment is equal to the product of the price of $0.14 per pre-split share and 7,616,758 pre-split shares, the estimated aggregate number of shares held by such holders.

**	Determined pursuant to Rule 0-11(b)(1) as the product of $1,066,346.12 and one-fiftieth of one percent.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

i

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by (i) CareGuide, Inc., a Delaware corporation  (the “Company”), (ii) Psilos Group Partners II, L.P., a Delaware limited partnership (“Psilos Fund II”), (iii) Psilos Group Partners, L.P., a Delaware limited partnership (“Psilos Fund I”), (iv) Psilos/Careguide Investment, L.P., a Delaware limited partnership (“Psilos/Careguide,” and, together with Psilos Fund II and Psilos Fund I, the “Psilos Funds”), (v) Derace L. Schaffer, an individual, (vi) John Pappajohn, an individual, (vii) Essex Woodlands Health Ventures IV, L.P., a Delaware limited partnership (“Essex Fund IV”), (viii) Essex Woodlands Health Ventures V, L.P., a Delaware limited partnership (“Essex Fund V” and, together with Essex Fund IV, the “Essex Funds”), and (ix) Hickory Venture Capital Corporation, an Alabama corporation (“Hickory” and, together with the Psilos Funds, the Essex Funds, Dr. Schaffer and Mr. Pappajohn, the “Investor Group”).

Concurrently with the filing of this Schedule 13E-3, the Company is filing an Information Statement (the “Information Statement”) pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Information Statement is Exhibit (a) to this Schedule 13E-3.  The information in the Information Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and the responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto.  Capitalized terms used but not defined herein have the meanings given to them in the Information Statement.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1.	Summary Term Sheet.

The information set forth in the Information Statement under the captions “Summary Term Sheet” and “Questions and Answers About the Reverse/Forward Stock Split and the Authorized Share Increase” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)           Name and Address.  CareGuide, Inc. is the subject company.  Its principal executive offices are located at 4401 N.W. 124th Avenue, Coral Springs, Florida 33065 and its telephone number is (954) 796-3714.

(b)           Securities.  As of the date of filing of this Schedule 13E-3, there were 67,538,976 outstanding shares of common stock, par value $0.01, of the Company.

(c)           Trading Market and Price.  The information set forth in the Information Statement under the caption “Information About the Company—Price Range of Common Stock” is incorporated herein by reference.

(d)           Dividends.  The information set forth in the Information Statement under the caption “Information About the Company—Dividends” is incorporated herein by reference.

(e)           Prior Public Offerings.  The information set forth in the Information Statement under the caption “Information About the Company—Prior Public Offerings and Stock Purchases” is incorporated herein by reference.

(f)            Prior Stock Purchases.  The information set forth in the Information Statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse/Forward Stock Split and the Authorized Share Increase,” “Special Factors—Potential Disadvantages of the Reverse/Forward Stock Split,” “Special Factors—Effects of the Reverse/Forward Stock Split and the Financing,” “Special Factors—Federal Income Tax Consequences of the Reverse/Forward Stock Split,” “General Information About the Reverse/Forward Stock Split” and “Information About the Company—Prior Public Offerings and Stock Purchases” is incorporated herein by reference.

Item 3.	Identity And Background Of The Filing Person.

(a)           Name and Address.  With respect to the Company, the information set forth in Item 2(a) above is incorporated herein by reference. With respect to each current executive officer and director of the Company, the Information Statement under the caption “Information About the Company—Executive Officers and Directors” is incorporated herein by reference. With respect to all Filing Persons other than the Company, the information set forth in the Information Statement under the caption “Information About Other Filing Persons—Business and Background of Entities

and Certain Related Persons” is incorporated herein by reference.

(b)           Business and Background of Entities.  With respect to all Filing Persons other than the Company, the information set forth in the Information Statement under the caption “Information About Other Filing Persons—Business and Background of Entities and Certain Related Persons” is incorporated herein by reference.

(c)           Business and Background of Natural Persons.  With respect to each current executive officer and director of the Company, the information set forth in the Information Statement under the caption “Information About the Company—Executive Officers and Directors” is incorporated herein by reference. With respect to natural persons affiliated with the Investor Group, the information set forth in the Information Statement under the captions “Information About the Company—Executive Officers and Directors” and “Information About Other Filing Persons—Business and Background of Entities and Certain Related Persons” is incorporated herein by reference.

Item 4.	Terms Of The Transaction.

(a)           Material Terms.  The information set forth in the Information Statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse/Forward Stock Split and the Authorized Share Increase,” “Special Factors—Effects of the Reverse/Forward Stock Split and the Financing,” and “General Information About the Reverse/Forward Stock Split” is incorporated herein by reference.

(c)           Different Terms.  The information set forth in the Information Statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse/Forward Stock Split and the Authorized Share Increase,” “Special Factors—Potential Disadvantages of the Reverse/Forward Stock Split,” “Special Factors—Effects of the Reverse/Forward Stock Split and the Financing,” “Special Factors—Federal Income Tax Consequences of the Reverse/Forward Stock Split,” and “General Information About the Reverse/Forward Stock Split” is incorporated herein by reference.

(d)           Appraisal Rights.  The information set forth in the Information Statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse/Forward Stock Split and the Authorized Share Increase” and “General Information About the Reverse/Forward Stock Split—Appraisal Rights” is incorporated herein by reference.

(e)           Provisions for Unaffiliated Security Holders.  The information set forth in the Information Statement under the caption “General Information About the Reverse/Forward Stock Split—Provisions for Unaffiliated Stockholders” and “Special Factors—Factors Considered in Determining Fairness—Procedural Fairness” is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations And Agreements.

(a)           Transactions.   The information set forth in the Information Statement under the captions “Information About the Company—Prior Share Purchases, Contacts, Transactions, Negotiations and Agreements Involving the Company and Its Directors and Officers” and “Information About Other Filing Persons—Prior Share Purchases, Contacts, Transactions, Negotiations and Agreements Involving the Investor Group and Related Persons” is incorporated herein by reference.

(b)           Significant Corporate Events.  The information set forth in the Information Statement under the caption “Information About Other Filing Persons—Prior Share Purchases, Contacts, Transactions, Negotiations and Agreements Involving the Investor Group and Related Persons” is incorporated herein by reference.

(c)           Negotiations or Contacts.  The information set forth in the Information Statement under the captions “Information About the Company—Prior Share Purchases, Contacts, Transactions, Negotiations and Agreements Involving the Company and Its Directors and Officers” and “Information About Other Filing Persons—Prior Share Purchases, Contacts, Transactions, Negotiations and Agreements Involving the Investor Group and Related Persons” is incorporated herein by reference.

(e)           Agreements Involving the Company’s Securities.  The information set forth in the Information Statement under the captions “Information About the Company—Prior Share Purchases, Contacts, Transactions, Negotiations and Agreements Involving the Company and Its Directors and Officers” and “Information About Other Filing Persons—Prior

Share Purchases, Contacts, Transactions, Negotiations and Agreements Involving the Investor Group and Related Persons” is incorporated herein by reference.

Item 6.	Purposes Of The Transaction And Plans Or Proposals.

(b)           Use of Securities Acquired.  The information set forth in the Information Statement under the caption “Special Factors—Effects of the Reverse/Forward Stock Split and the Financing—Effects on the Number of Our Authorized and Outstanding Shares and Registered Holders” is incorporated herein by reference.

(c)	Plans.

(1)	Not applicable.

(2)	Not applicable.

(3)           The information set forth in the Information Statement under the captions “Special Factors—Effects of the Reverse/Forward Stock Split and the Financing—Effects on the Number of Our Authorized and Outstanding Shares and Our Registered Holders” and “General Information About the Authorized Share Increase” is incorporated herein by reference.

(4)           The information set forth in the Information Statement under the captions “Summary Term Sheet,” “General Information About the Reverse/Forward Stock Split—Conduct of Our Business After the Reverse/Forward Stock Split” and “General Information About the Reverse/Forward Stock Split—Financing of the Reverse/Forward Stock Split—Stockholders Agreement” is incorporated herein by reference.

(5)	Not applicable.

(6)           The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split and the Authorized Share Increase,” “Special Factors—Effects of the Reverse/Forward Stock Split and the Financing—Effects on the Number of Our Authorized and Outstanding Shares and Our Registered Holders” and “Special Factors—Effects of the Reverse/Forward Stock Split and the Financing—Effects on Continuing Stockholders” is incorporated herein by reference.

(7)           The information set forth in the Information Statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse/Forward Stock Split and the Authorized Share Increase,” “Special Factors—Purposes of and Reasons for the Reverse/Forward Stock Split,” “Special Factors—Effects of the Reverse/Forward Stock and the Financing,” and “General Information About the Reverse/Forward Stock Split” is incorporated herein by reference.

(8)           The information set forth in the Information Statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse/Forward Stock Split and the Authorized Share Increase,” “Special Factors—Purposes of and Reasons for the Reverse/Forward Stock Split,” “Special Factors—Effects of the Reverse/Forward Stock and the Financing,” and “General Information About the Reverse/Forward Stock Split” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons And Effects.

(a)           Purposes.  The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split and the Authorized Share Increase,” “Special Factors—Purposes of and Reasons for the Reverse/Forward Stock Split” and “General Information About the Reverse/Forward Stock Split—Background of the Reverse/Forward Stock Split” is incorporated herein by reference.

(b)           Alternatives.  The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split and the Authorized Share Increase,” “Special Factors—Strategic Alternatives Considered By the Board” and “General Information About the Reverse/Forward Stock Split—Background of the Reverse/Forward Stock Split” is incorporated herein by reference.

(c)	Reasons. The information set forth in the Information Statement under the captions “Questions and

Answers About the Reverse/Forward Stock Split and the Authorized Share Increase,” “Special Factors—Purposes of and Reasons for the Reverse/Forward Stock Split” and “General Information About the Reverse/Forward Stock Split—Background of the Reverse/Forward Stock Split” is incorporated herein by reference.

(d)           Effects.  The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split and the Authorized Share Increase,” “Special Factors—Effects of the Reverse/Forward Stock Split and the Financing,” “Special Factors—Potential Advantages of the Reverse/Forward Stock Split,” “Special Factors—Potential Disadvantages of the Reverse/Forward Stock Split,” “Special Factors—Federal Income Tax Consequences of the Reverse/Forward Stock Split” and “General Information About the Reverse/Forward Stock Split” is incorporated herein by reference.

Item 8.	Fairness Of The Going-Private Transaction.

(a)           Fairness.  The information set forth in the Information Statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse/Forward Stock Split and the Authorized Share Increase” and “Special Factors—Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference.

(b)           Factors Considered in Determining Fairness.  The information set forth in the Information Statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse/Forward Stock Split and Authorized Share Increase” and “Special Factors—Factors Considered in Determining Fairness” is incorporated herein by reference.

(c)           Approval of Security Holders.  The information set forth in the Information Statement under the captions “Special Factors—Factors Considered in Determining Fairness—Procedural Fairness” and “General Information About the Reverse/Forward Stock Split—Vote Required” is incorporated herein by reference.

(d)           Unaffiliated Representative.  The information set forth in the Information Statement under the captions “Special Factors—Factors Considered in Determining Fairness—Procedural Fairness” and “General Information About the Reverse/Forward Stock Split—Provisions for Unaffiliated Stockholders” is incorporated herein by reference.

(e)           Approval of Directors.  The information set forth in the Information Statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse/Forward Stock Split and the Authorized Share Increase” and “General Information About the Reverse/Forward Stock Split—Recommendation of the Board” is incorporated herein by reference.

(f)            Other Offers.  The information set forth in the Information Statement under the caption “General Information About the Reverse/Forward Stock Split—Background of the Reverse/Forward Stock Split” is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals And Negotiations.

(a)           Report, Opinion or Appraisal.  The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split and the Authorized Share Increase,” “Special Factors—Fairness of the Reverse/Forward Stock Split,” “Special Factors—Factors Considered in Determining Fairness” and “Special Factors—Summary of Fairness Opinion” and in Annex B to the Information Statement and in Exhibit (c.2) hereto is incorporated herein by reference.

(b)           Preparer and Summary of the Report, Opinion or Appraisal.  The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split and the Authorized Share Increase,” “Special Factors—Fairness of the Reverse/Forward Stock Split,” “Special Factors—Factors Considered in Determining Fairness,” “Special Factors—Summary of Fairness Opinion” and “General Information About the Reverse/Forward Stock Split—Background of the Reverse/Forward Stock Split” and in Annex B to the Information Statement and in Exhibit (c.2) hereto is incorporated herein by reference.

(c)           Availability of Documents.  The information set forth in the Information Statement under the caption “Special Factors—Summary of Fairness Opinion” is incorporated herein by reference.

Item 10.	Source And Amounts Of Funds Or Other Consideration.

(a)          Source of Funds.  The information set forth in the Information Statement under the caption “General Information About the Reverse/Forward Stock Split—Financing of the Reverse/Forward Stock Split” is incorporated herein by reference.

(b)          Conditions.  The information set forth in the Information Statement under the caption “General Information About the Reverse/Forward Stock Split—Financing of the Reverse/Forward Stock Split—Purchase Agreement” is incorporated herein by reference.

(c)           Expenses.  The information set forth in the Information Statement under the caption “General Information About the Reverse/Forward Stock Split—Fees and Expenses” is incorporated herein by reference.

(d)	Borrowed Funds. Not applicable.

Item 11.	Interest In Securities Of The Subject Company.

(a)           Security Ownership.  The information set forth in the Information Statement under the caption “Information About the Company—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)           Securities Transactions. The information set forth in the Information Statement under the captions “Information About the Company—Prior Share Purchases, Contacts, Transactions, Negotiations and Agreements Involving the Company and Its Directors and Officers” and “Information About Other Filing Persons—Prior Share Purchases, Contacts, Transactions, Negotiations and Agreements Involving the Investor Group and Related Persons” is incorporated herein by reference.

Item 12.	The Solicitation Or Recommendation.

(d)           Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the Information Statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse/Forward Stock Split and the Authorized Share Increase” “General Information About the Reverse/Forward Stock Split—Background of the Reverse/Forward Stock Split,” “General Information About the Reverse/Forward Stock Split—Vote Required” and “General Information About the Reverse/Forward Stock Split—Intent to Participate and Recommendations of Others” is incorporated herein by reference.

(e)           Recommendations of Others.  The information set forth in the Information Statement under the caption “General Information About the Reverse/Forward Stock Split—Intent to Participate and Recommendations of Others” is incorporated herein by reference.

Item 13.	Financial Statements.

(a)	Financial Information.

(1)           The information set forth in the Information Statement under the caption “Information About the Company—Financial Information” and Annex E-1 to the Information Statement is incorporated herein by reference.

(2)           The information set forth in the Information Statement under the caption “Information About the Company—Financial Information” and Annex E-2 to the Information Statement is incorporated herein by reference.

(3)           The information set forth in the Information Statement under the caption “Information About the Company—Ratio of Earnings to Fixed Charges” is incorporated herein by reference.

(4)           The information set forth in the Information Statement under the caption “Information About the Company—Book Value Per Share” is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated Or Used.

(a)	Solicitations or Recommendations. Not applicable.

(b)	Employees and Corporate Assets. Not applicable.

Item 15.	Additional Information.

(b)           Other Material Information.  The information set forth in the Information Statement, including all annexes thereto, and each exhibit hereto, is incorporated herein by reference.

Item 16.	Exhibits.

(a)       The Information Statement on Schedule 14C filed with the Securities and Exchange Commission concurrently with this Schedule 13E-3 is incorporated herein by reference.

(b)	Not applicable.

(c.1)    The Opinion of Navigant Consulting, Inc., dated June 18, 2008, attached as Annex B to the Information Statement filed concurrently with this Schedule 13E-3, is incorporated herein by reference.

(c.2)    The Fairness Analysis prepared by Navigant Consulting, Inc., presented to the Board of Directors on June 18, 2008.

(d.1)    Stockholders Agreement, dated as of January 25, 2006, by and among the Company and certain of its stockholders, previously filed with the Securities and Exchange Commission as an exhibit to the Company’s Current Report on Form 8-K filed on January 31, 2006, is incorporated herein by reference.

(d.2)    Series A Preferred Stock Purchase Agreement, dated as of December 28, 2007, by and among the Company and certain of its stockholders, previously filed with the Securities and Exchange Commission as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 3, 2008, is incorporated herein by reference.

(d.3)    Series A Preferred Stock Purchase Agreement, dated as of July 17, 2008, by and among the Company and certain of its stockholders.

(d.4)    Form of Stockholders Agreement by and among the Company and certain of its stockholders, attached as Annex C to the Information Statement filed concurrently with this Schedule 13E-3, is incorporated herein by reference.

(d.5)    Form of Unconditional Guaranty, by and between Comerica Bank and certain guarantors of the Company’s line of credit with Comerica Bank (the “Comerica Guarantors”).

(d.6)	Form of Warrant to Purchase Shares of Common Stock issued to the Comerica Guarantors.

(d.7)	Form of Warrant to Purchase Shares of Common Stock issued to certain providers of funding guarantees.

(d.8)	Convertible Promissory Note, dated as of December 8, 2006, issued to Michael Barber, M.D.

(d.9)    Joinder Agreement, dated as of August 22, 2008, by and among the Company, Psilos/CareGuide Investment, L.P., Psilos Group Partners, L.P. and Psilos Group Partners II, L.P.

(f)	Not applicable.

(g)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this transaction statement is true, complete and correct.

Dated: September 5, 2008	CAREGUIDE, INC.
	By:	/s/ Chris E. Paterson
Name: Chris E. Paterson
Title: Chief Executive Officer

Dated: September 5, 2008	PSILOS GROUP PARTNERS II, L.P.
By: Psilos Group Investors II, LLC, its General Partner
	By:	/s/ Albert Waxman
Name: Albert Waxman
Title: Senior Managing Member

Dated: September 5, 2008	PSILOS GROUP PARTNERS, L.P.
By: Psilos Group Investors, LLC, its General Partner
	By:	/s/ Albert Waxman
Name: Albert Waxman
Title: Senior Managing Member

Dated: September 5, 2008	PSILOS/CAREGUIDE INVESTMENT, L.P.
By: Psilos Group Investors III, LLC, its General Partner
	By:	/s/ Albert Waxman
Name: Albert Waxman
Title: Senior Managing Member

Dated: September 5, 2008	ESSEX WOODLANDS HEALTH VENTURES FUND IV, L.P.
By: Essex Woodlands Health Ventures IV, LLC, its General Partner
	By:	/s/ Martin P. Sutter
Name: Martin P. Sutter
Title: Managing Director

Dated: September 5, 2008	ESSEX WOODLANDS HEALTH VENTURES FUND V, L.P.
By: Essex Woodlands Health Ventures V, LLC, its General Partner
	By:	/s/ Martin P. Sutter
Name: Martin P. Sutter
Title: Managing Director

Dated: September 5, 2008	HICKORY VENTURE CAPITAL CORPORATION
	By:	/s/ J. Thomas Noojin
Name: J. Thomas Noojin
Title: President

Dated: September 5, 2008	By:	/s/ Derace L. Schaffer

Dated: September 5, 2008	By:	/s/ John Pappajohn

EXHIBIT INDEX

Exhibit No.	Description

(a)	The Information Statement on Schedule 14C filed with the Securities and Exchange Commission concurrently with this Schedule 13E-3 is incorporated herein by reference.
(b)	Not applicable.
(c.1)	The Opinion of Navigant Consulting, Inc., dated June 18, 2008, attached as Annex B to the Information Statement filed concurrently with this Schedule 13E-3, is incorporated herein by reference.
(c.2)	The Fairness Analysis prepared by Navigant Consulting, Inc., presented to the Board of Directors on June 18, 2008.
(d.1)

Stockholders Agreement, dated as of January 25, 2006, by and among the Company and certain of its stockholders, previously filed with the Securities and Exchange Commission as an exhibit to the Company’s Current Report on Form 8-K filed on January 31, 2006, is incorporated herein by reference.

(d.2)

Series A Preferred Stock Purchase Agreement, dated as of December 28, 2007, by and among the Company and certain of its stockholders, previously filed with the Securities and Exchange Commission as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 3, 2008, is incorporated herein by reference.

(d.3)	Series A Preferred Stock Purchase Agreement, dated as of July 17, 2008, by and among the Company and certain of its stockholders.
(d.4)

Form of Stockholders Agreement by and among the Company and certain of its stockholders, attached as Annex C to the Information Statement filed concurrently with this Schedule 13E-3, is incorporated herein by reference.

(d.5)	Form of Unconditional Guaranty, by and between Comerica Bank and certain guarantors of the Company’s line of credit with Comerica Bank (the “Comerica Guarantors”).
(d.6)	Form of Warrant to Purchase Shares of Common Stock issued to the Comerica Guarantors.
(d.7)	Form of Warrant to Purchase Shares of Common Stock issued to certain providers of funding guarantees.
(d.8)	Convertible Promissory Note, dated as of December 8, 2006, issued to Michael Barber, M.D.
(d.9)	Joinder Agreement, dated as of August 22, 2008, by and among the Company, Psilos/CareGuide Investment, L.P., Psilos Group Partners, L.P. and Psilos Group Partners II, L.P.
(f)	Not applicable.
(g)	Not applicable.